Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Press release
Rio Tinto to buy three new iron ore carriers
7 January 2008
Rio Tinto will purchase three 250 000 deadweight tonne ore carriers to transport iron ore from its mines in the Pilbara in Western Australia (and potentially from Simandou in Guinea) to customers in China and elsewhere. The Group has also reserved rights on another two vessels of similar size.
The vessels, to be built by Namura Shipyards in Japan and delivered from late 2012, will play a critical role in consolidating Rio Tinto Iron Ore’s leadership position in the global market. They will help Rio Tinto build upon its natural freight advantage in Asian exports. The cost of the three vessels will be about US$315 million.
China’s iron ore imports have grown substantially in recent years and are forecast to continue to grow strongly with the potential to more than double post 2010. To maintain and increase its share of this growth, Rio Tinto Iron Ore is expanding the capacity of its Pilbara iron ore operations to 220 million tonnes by 2009, supported by long term contracts, hybrid contracts and spot sales.
During its investor seminar on 26 November 2007, Rio Tinto said its exceptional growth strategy in iron ore and its strong pricing outlook would allow the Group to build a conceptual pathway to treble production to over 600 million tonnes of iron ore per annum from Australia and Guinea.
Sam Walsh, chief executive of Rio Tinto Iron Ore said, “Competitive freight and freight management are important levers in our growth plans. These very large ore carriers will assist us in continuing to provide our customers with better delivery options well into the future while locking in low, long term freight rates for the benefit of our shareholders.”
David Peever, managing director of Rio Tinto Marine, said, “These fit-for-purpose vessels are designed for maximum loading at Rio Tinto’s iron ore ports. The timely acquisition of these vessels, and the related options, provides us with maximum flexibility in developing our future marine strategy.”
Mr Peever said that the Group, through Rio Tinto Marine, manages a freight portfolio with a strong focus on long term, low cost freight positions. “During 2008, we will be considering commercial options and partnerships to further leverage our very sizable freight business.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, Australia	Media Relations, London

Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 8080 1305
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Christina Mills
Office: +44 (0) 20 8080 1306
Mobile: +44 (0) 7825 275 605

Media Relations, Americas

Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London

Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Investor Relations, North America	David Ovington
Office: +44 (0) 20 7781 2051
Jason Combes	Mobile: +44 (0) 7920 010 978
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com
Website: www.riotinto.com
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